Page 1 of 9

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)1/
                                                -

                               CONMED Corporation
                        --------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
                     --------------------------------------
                         (Title of Class of Securities)


                                    20741010
                                    --------
                                 (CUSIP Number)


                                  Zimmer, Inc.
                            727 North Detroit Street
                           Warsaw, Indiana 46580-0708
                                 (219) 267-6131
                     --------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 20, 1996
                            -----------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: []

Check the following box if a fee is being paid with this Statement:[]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


- ----------
1. The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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                                                                    Page 2 of 9

                                  SCHEDULE 13D

- ---------------------------

  CUSIP No.  20741010

- ---------------------------

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    ZIMMER, INC.
                    I.R.S. Employer Identification Number 13-2695416
- --------------------------------------------------------------------------------

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [X]
- --------------------------------------------------------------------------------

  3  SEC USE ONLY

- --------------------------------------------------------------------------------

  4  SOURCE OF FUNDS

                    Not Applicable

- --------------------------------------------------------------------------------

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)
- --------------------------------------------------------------------------------

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
- --------------------------------------------------------------------------------

NUMBER OF           7       SOLE VOTING POWER
                            0
 SHARES             ------------------------------------------------------------
                    8       SHARED VOTING POWER
BENEFICIALLY                0
                    ------------------------------------------------------------
 OWNED BY           9       SOLE DISPOSITIVE POWER
                            0
 PERSON             ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER
  WITH                      0
- --------------------------------------------------------------------------------

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    0
- --------------------------------------------------------------------------------

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
- --------------------------------------------------------------------------------

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

                    0%
- --------------------------------------------------------------------------------

  14 TYPE OF REPORTING PERSON

                    CO
- --------------------------------------------------------------------------------



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CUSIP No.  20741010                                                 Page 3 of 9






                        AMENDMENT NO. 1 TO SCHEDULE 13D
                        -------------------------------


                  This statement amends and restates the items set forth below of the Schedule 13D of Zimmer, Inc. (the "Company") dated February 6, 1996 relating to the common stock(the "Common Stock") of CONMED Corporation (the "Issuer").



Item 3.    Source and Amount of Funds or Other Consideration.
           --------------------------------------------------

                  Until March 20, 1996, the Company beneficially owned shares of Common Stock pursuant to a Warrant to Purchase Common Stock, dated as of August 31, 1989 (the "Warrant"), issued by the Issuer to the Company as a portion of the purchase price paid by the Issuer to the Company in connection with the Issuer's acquisition of Aspen Laboratories, Inc., then a wholly-owned subsidiary of the Company, in August 1989. The number of shares of Common Stock covered by the Warrant and the purchase price per share of Common Stock were each subject to adjustment from time to time pursuant to and in accordance with the terms of the Warrant. The number of shares of Common Stock issuable to the Company pursuant to the Warrant was 704,589 shares of Common Stock exercisable at a purchase price of $4.2578 per share (as adjusted pursuant to the terms of the Warrant), as of March 20, 1996. The Warrant was exercised by the Company on March 20, 1996 with respect to all of the shares of Common Stock beneficially owned by the Company at a purchase price of $4.2578 per share in connection with an underwritten public offering by the Issuer of 3,350,000 shares of Common Stock for cash proceeds payable to the Issuer (the "Offering"), plus 502,500 additional shares of Common Stock sold by the Issuer pursuant to the underwriters' over-allotment option.



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CUSIP No.  20741010                                                 Page 4 of 9







Item 4.  Purpose of Transaction.
         -----------------------

                  On August 24, 1989, the Company and the Issuer entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which the Issuer purchased from the Company all of the issued and outstanding shares of capital stock of Aspen Laboratories, Inc. Pursuant to the terms of the Stock Purchase Agreement, the purchase price paid by the Issuer to the Company consisted of both cash consideration and the Warrant.

                  On March 20, 1996, in connection with the Offering, the Company exercised the Warrant at a purchase price of $4.2578 per share for all of the shares of Common Stock (the "Warrant Shares") beneficially owned by the Company. The Company also exercised its registration rights pursuant to the terms of the Warrant and sold all of the shares of Common Stock of the Issuer beneficially held by the Company as part of the Offering.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

                  To the best knowledge of the Company, upon completion of the Offering, the Issuer has outstanding 14,852,605 shares of Common Stock. As a result of the registration and sale of the Warrant Shares, the Company does not own (beneficially, of record or otherwise) any shares of Common Stock of the Issuer. Except as set forth in this Item 5 and on Schedule A attached hereto which is incorporated herein by reference, neither the Company, Bristol-Myers Squibb, nor, to the best knowledge of the Company, any of their respective executive officers or directors owns any shares of Common Stock.

CUSIP No.  20741010                                                 Page 5 of 9





                  Except as set forth on Schedule A attached hereto which is incorporated herein by reference, and other than the transactions with respect to the Offering as described herein, neither the Company, Bristol-Myers Squibb nor, to the best knowledge of the Company, any of their respective executive officers or directors has effected any transaction in shares of Common Stock during the past sixty (60) days.

                  The Issuer registered shares of its Common Stock in connection with the Offering. Pursuant to, and in accordance with the terms of, the Warrant, the Company has exercised its registration rights with respect to all of the shares covered by the Warrant, and has sold all such shares as part of the Offering. Upon completion of the Offering, on March 20, 1996, the Company ceased to be a beneficial owner of securities of the Issuer.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

                  Each of the Company, Bristol-Myers Squibb and, to the best knowledge of the Company, their respective executive officers and directors is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

                  Exhibit 3. Registration Statement on Form S-2 as filed by CONMED Corporation with the Securities and Exchange Commission in connection with the March 20, 1996 underwritten public offering of 3,350,000 shares of

CUSIP No.  20741010                                                 Page 6 of 9





                  Common  Stock  of  CONMED  Corporation  for  cash   proceeds
                  payable   to  the  CONMED Corporation (File No.  33-65287).2/
                                                                             -















- ---------
2. Incorporated by reference.

CUSIP No.  20741010                                                 Page 7 of 9







                                   SIGNATURE
                                   ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 5, 1996

                                       ZIMMER, INC.

                                       By:/s/ Timothy M. Wendt
                                          --------------------
                                          Timothy M. Wendt
                                          Senior Vice President

CUSIP No.  20741010                                                 Page 8 of 9







                                   SCHEDULE A
                                   ----------

                          Shares of Common Stock Owned
                          ----------------------------

                                     None.




                     Transactions in Shares of Common Stock
                            during the Last 60 Days
                     --------------------------------------

                                     None.

CUSIP No.  20741010                                                 Page 9 of 9






                                 EXHIBIT INDEX
                                 -------------


Exhibit
Number            Document
- -------           --------

3 Registration Statement on Form S-2 as filed by CONMED Corporation with the Securities and Exchange Commission in connection with the March 20, 1996 underwritten public offering of 3,350,000 shares of Common Stock of CONMED
                  Corporation for cash proceeds payable to the CONMED Corporation (File No. 33-65287).3/
                                                  -
- ---------
3. Incorporated by reference.